

January 21, 2010

Mr. Scott Beaudette
President and Chief Executive Officer
Sunpeaks Ventures, Inc.
#106, 505 19 Ave SW
Calgary, Alberta, T2S 0E4

> **Re: Sunpeaks Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2009**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   In your future amendments, please provide us a blackline that clearly marks changes since your most recent amendment. See Rule 310 of Regulation S-T.

2.   We note your response to our prior comment 3. Please revise your disclosure to clarify whether the company owns the property on which it intends to focus.

3.   We note your response to our prior comment 4 and reissue the comment in part. Please revise your registration statement to uniformly refer to yourself as an exploration company by removing the terms develop, development or production throughout your document, and replacing this terminology with terms such as explore, exploration, or exploration stage. In particular, we note disclosure on pages 6, 21, and 23. Further, we note you have revised your disclosure in Note 1 to your interim financial statements for the period ended September 30, 2009, but have not revised your disclosure in Notes 1 and 3(j) to your annual financial statements for the year ended June 20, 2009. Please revise your disclosure in a consistent manner throughout your filing to comply with our prior comment.

4.   Please update the disclosure throughout your filing, such as the amount of cash on hand as found in the risk factor entitled "Current levels of production are inadequate…"

Outside Front Cover Page

5.   We note your response to our prior comment 7. Please describe how your sole officer and director will "inform all prospective investors" that they will be receiving shares sold by the company or sold by the officer and director as a selling shareholder. Also, provide us with any materials that will be given to potential purchasers of the shares of the direct participation offering, in particular, materials to indicate to investors whether the shares are being sold on behalf of the company or by the officer and director as selling shareholder.

6.   Please indicate what priority or methodology the director or officer will use to determine whether to offer the shares on behalf of the company or on his own behalf. In addition, include disclosure regarding the risk associated with the conflict of interest between you and your officer and director given his ability to sell shares on behalf of the company or himself.

7.   We note your response to our prior comment 8. Please revise to remove all references to an all or nothing offering if the offering will not be subject to a minimum offering amount or minimum purchase requirement.

8.   We note your response to our prior comment 11 and your statement that the selling shareholders must sell shares at the price of $.06 per share until quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange in the last full paragraph of page 3. Please modify the statement you added in the third paragraph of page 3 that during the term of the offering, selling shareholders must sell the shares at $.06 to clarify whether, after quotation on the OTCBB, the selling shareholders will continue to sell their shares at $.06 or will sell at the prevailing market prices.

Convertible Securities, page 5

9.   We note your response to our prior comment 17 and reissue our comment. We note your disclosure on page 27 that the Company has the right to convert the Principal amount due under the Note, while Note 5 of your financial statements for the annual and interim periods discloses the note is convertible at the option of the note holders. Please revise your disclosure to clarify the terms of the convertible notes in a consistent manner throughout your filing to comply with our prior comment 17.

Prospectus Summary, page 6

10.   We note your response to our prior comment 14 and reissue the comment. Please

provide, either on the *inside front cover page* or in the summary section, the complete mailing address *and telephone number* of your principal executive offices. See Item 503(b) of Regulation S-K.

The Company, page 6

11.   We note the response to our prior comment 15 and your statement that, "[p]resently, we have acquired a working interest in a majority of our effort over the next 12 months will focus on growth through…." This statement does not make sense in its current form and does not clarify your current working interest. Please revise the statement.

12.   In addition we note in your response to our prior comment 15 that your discussion of the 1.28571% interest in three wells located in Pottawatomie, Oklahoma does not clearly indicate whether you anticipate purchasing the interest, or if you currently own the interest. Please clearly explain the interests you hold, the nature of those interests and whether, when, and how you obtained those interests. If you do not hold the interests, please revise your financial statements, including Note 1 to the financial statements. Further, disclose in sufficient detail the holders of the other interests, what those wells are producing, if anything, your rights and responsibilities, and your anticipated revenues from your 1.28571% interest. Discuss whether you have any written agreements covering your interests, and file these as exhibits. In addition, provide similar clarifying disclosure in the "Business" section on page 20. We may have further comments.

Convertible Securities, page 7

13.   We note your response to our prior comment 17 and that the convertible note is convertible by you upon the filing of any Registration Statement on Form S-1 including this registration statement. Please provide this disclosure in the summary section. Please discuss the implication of the conversion on current and future shareholders of the company, including the dilutive effect on current and future shareholders if the company elects to convert the notes. Further, please indicate if the company has any definitive plan to convert the note upon effectiveness of the registration statement, and, if so, please provide disclosure of this throughout the registration statement, including risk factor disclosure.

Risk Factors, page 7

14.   We note your response to our prior comment 20(a) and reissue the comment. Please significantly revise the risk factors discussion to make it applicable to you and the securities being offered at the time of the effectiveness of the registration statement. We note that a number of the risk factors speak of situations to which the company does not currently find itself. For example, we note the following statements that need substantiation or clarification:

      a. "If our future revenues decrease due to lower oil and gas prices…" (page 9); "Our future and potential revenue, profitability and growth and the carrying value of our acquired property will depend on prevailing oil and gas prices…" (page 8); "There are many risks and hazards that could materially and adversely affect our revenues and expenses. Including , the ability of certain of our wells to…" (page); "…fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and gas production… (page 10)" Based on the above statements that remain in your risk factors section, please explain what you mean by "our acquired property," "acquisitions of our leased properties," "our wells," and "our oil and gas production" given that it appears you only have a 1.28571% interest in three wells.

15. We note your response to our prior comment 20(b) and reissue the comment. We note your statement that, "[i]n connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices…" from which it appears that you have conducted a review of the acquired properties. In response to our comment you state in your filing that the reviews "are to be conducted" indicating that the reviews are prospective in nature and have not taken place. Please revise to accurately respond to our prior comment and to reflect the review that was or was not performed.

16. We note your response to our prior comment 20(c) and reissue the comment. The statement remains in your risk factor that, "[i]f our future revenues decrease due to lower oil and gas prices, decreased production or other reasons, and if we could not obtain capital through our senior revolving credit facility or otherwise, our ability to execute our development and acquisition plans, and replace our reserves or maintain production levels could be greatly limited…." Clarify whether you have any revenues currently and whether you have any reserves or production levels to replace or maintain.

17. We note your response to our prior comment 21 and your inclusion of an additional statement that shareholders may lose some or all of their investment if the stock fails to become publicly traded. Please consolidate the two statements to merely state that, "the trading price of our Common Stock could decline due to any of these risks, and [the investor] may lose all or part of [his or her] investment" regardless of whether the shares are or not publicly traded.

Use of Proceeds, page 14

18. We note your disclosure in the Summary of the Offering section on page 6 that the funds received from subscribers in the direct participation offering will be released to the company when they are received and accepted. Please revise your use of proceeds section to indicate how the use of proceeds will be allocated in the event the direct participation offer is not fully subscribed.

Selling Security Holders, page 15

19.   We note your response to our prior comment 34 that none of the selling
       shareholders are broker-dealers or affiliates of broker-dealers. Please provide this
       disclosure in the filing.

20.   We reissue prior comment 32. We note that Kenan Williams will hold 100,000
       shares before the offering, will offer 100,000 shares in the offering, and will have
       100,000 shares after the offering. Please revise to accurately calculate the number
       of shares held before and after the offering.

Description of Property, page 19

21.   You state that "Our anticipated initial projects shall be focused on the three oil and
       gas projects consisting of 3 oil well "re-works" projects wherein the Company will
       participate in a 50% working interest of each re-work." Clarify in this section that
       your anticipated initial projects will consist of a 3 well re-works where you will be
       able to participate in a working interest equal to an aggregate of 1.28571% per well
       and anticipates gaining the right to acquire up to 50% working interest in the
       subject properties. Clearly explain what you will need to contribute in order to
       acquire up to 50% working interest in these properties.

Initial Opportunity, page 20

22.   We note your response to our prior comment 39 and that you state have provided
       source materials utilized for the substantiation of the statements cited in the prior
       comment. No materials were provided with the response. Please provide the staff
       with copies of all source materials utilized for the substantiation of the statements
       cited in the prior comment 39 and any similar statements in your filing. For any
       beliefs or assertions that cannot be substantiated on a reasonable basis, revise your
       disclosure to remove these.

23.   We note your response to our prior comment 40, and your revised disclosure
       regarding your working interest percentages. Please revise your disclosure to clarify
       and substantiate how you anticipate gaining the right to acquire a 50% working
       interest and disclose your specific plan to acquire that 50% working interest.
       Additionally, disclose the details of your plan to attempt to increase the current
       production output of the Nancy Hubbard well.

Management Discussion and Analysis, page 22

24.   We note your response to our prior comment 43 and your statement that "[s]ince
       inception, [you] have primarily financed [y]our operating and investing cash flow
       needs through private offerings of equity securities, sales of crude oil and natural
       gas, and the use of debt instruments such as convertible notes and revolving credit

facilities." Please provide further disclosure regarding your financing since inception. In particular, discuss further your revolving credit facilities and your sales of crude oil and natural gas. We may have additional comments.

Further Exploration of Existing Properties, page 22

25.   We note your statement that, "[w]e seek to explore and re-work proven reserves…." Please remove any statement that could imply that you have proven reserves.

Critical Accounting Policies, page 22

26.   We note your response to our prior comment 46, and the removal of all disclosure regarding your critical accounting policies. Our prior comment 46 questioned the applicability of your previous disclosures regarding proved oil and gas properties to your current operations. Based on your current financial statements and operational activity, critical accounting policy disclosures regarding the judgments and estimates used by management to assess the recoverability of your unproved properties would be applicable. Therefore, we reissue prior comment 46. Please disclose the estimates and assumptions used by management in accounting for and analyzing the recoverability of your unproven oil and gas properties as well as any additional critical accounting policies that may also be applicable.

Directors, Executive Officers, Promoters and Executive Officers, page 24

27.   Expand the biographical sketch for Mr. Beaudette to identify the entities with which he was employed and to specify with precision his business experience for the last *five* years, leaving no gaps as to time.

Executive Compensation, page 24

28.   Revise your summary compensation table to include the total compensation.

Security Ownership of Certain Beneficial Owners and Management, page 26

29.   Please disclose the natural persons who have voting and investment control over the shares beneficially owned by Blue Lagoon Capital.

Financial Statements

30.   In accordance with Regulation S-X, Rule 3-01(a), your filing must include audited financial statements as of a date within 135 days of the filing date. Please update your filing to include audited financial statements that meet this requirement. Please note Rules 3-02 and 3-04 of Regulation S-X also require audited statements of income, cash flows and changes in shareholders' equity from the date of inception to the date of the audited balance sheet.

Note 5. Convertible Note Payable, page F-12

31.   We note your response to our prior comment 60. The reclassification of your convertible note to a current liability is only reflected on your balance sheet for the period ended September 30, 2009. The reclassification was not made for the year ended June 30, 2009. Please amend your financial statements to reflect the current liability at June 30, 2009.

Signatures

32.   We reissue prior comment 64 with clarification. Please obtain the signature of your principal *accounting* officer or controller or identify your sole executive officer as such. In addition, provide the signature(s) of at least a majority of your board of directors.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Luis Carrillo
        (619) 330-1888